                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K



(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended:  December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ___________________ to __________________

                    Commission file number: Not yet assigned

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        SPARTA, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SPARTA, INC.
                     23041 AVENIDA DE LA CARLOTA, SUITE 325
                           LAGUNA HILLS, CA 92653-1507

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned, thereunto duly authorized.



                                        SPARTA, INC. PROFIT SHARING PLAN



Date:  October 13, 2000                          /s/ Jerry R. Fabian
                                        ----------------------------------------
                                        Jerry R. Fabian, Special Trustee

                      [WARNICK MAESTAS & HICK LETTERHEAD]



October 13, 2000

To the Board of Directors of Sparta, Inc.
To the Plan Administrator of the Sparta, Inc. Profit Sharing Plan

We were engaged to audit the financial statements of the Sparta, Inc. Profit Sharing Plan as of December 31, 1999 and January 1, 1999, and for the years then ended, and have issued our report thereon dated May 31, 2000. Professional standards require that we provide you with the following information related to our audits.

As stated in our engagement letter dated January 13, 2000, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with generally accepted accounting principles. Because of the concept of reasonable assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud and defalcations, may exist and not be detected by us.

As part of our audits, we considered the internal control structure of the Sparta, Inc. Profit Sharing Plan. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure.

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Sparta, Inc. Profit Sharing Plan are described in Notes (2) and (6) to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 1999. We noted no transactions entered into by the Plan during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

We encountered no significant difficulties in dealing with management in performing our audit.

This information is intended solely for the use of the management of the Plan and should not be used for any other purpose.

                                      Very truly yours,

                                      WARNICK, MAESTAS & HICK


                                      By  /s/ RONALD J. MAESTAS
                                          --------------------------------------
                                          Ronald J. Maestas

                      [WARNICK MAESTAS & HICK LETTERHEAD]



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-45915) of the Sparta, Inc. Profit Sharing Plan of our report dated May 31, 2000 contained in this Report on Form 11-K of the Sparta, Inc. Profit Sharing Plan for the Plan year 1999.



/s/ WARNICK, MAESTAS & HICK
----------------------------------------
WARNICK, MAESTAS & HICK
Costa Mesa, California
October 13, 2000

                                  SPARTA, INC.
                               PROFIT SHARING PLAN

                              Financial Statements

                      For The Years Ended December 31, 1999
                               And January 1, 1999
                         Together With Auditor's Report

                      [WARNICK MAESTAS & HICK LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Sparta, Inc. Profit Sharing Plan
Laguna Hills, California

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Sparta, Inc. Profit Sharing Plan as of December 31, 1999 and January 1, 1999, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 6, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of December 31, 1999 and January 1, 1999, and the changes in net assets available for plan benefits for the years ended December 31, 1999 and January 1, 1999, on the basis of accounting described in Note 6.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes and transactions in excess of 5% of the current value of plan assets are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WARNICK, MAESTAS & HICK

COSTA MESA, CALIFORNIA
May 31, 2000

                        SPARTA, INC. PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEARS ENDED DECEMBER 31, 1999

                               AND JANUARY 1, 1999


                                     ASSETS

                                                  December 31,   January 1,
                                                     1999          1999
                                                  -----------   -----------

INVESTMENTS, at fair value (Note 2):
  Sparta, Inc. common stock (Notes 4 and 5)       $33,861,907   $25,899,587
  Corporate stock                                   3,753,487     3,388,846
  Mutual funds                                     15,564,880     9,643,502
  Government securities                                 3,893        29,841
  Limited partnership interests                        43,324        51,263
  Other Assets                                        307,428           363
                                                  -----------   -----------

                           Total investments       53,534,919    39,013,402
                                                  -----------   -----------

RECEIVABLES:
  Contribution from Sparta, Inc. (Note 1)             360,573       619,867
  Notes receivable from participants (Note 2)       1,485,801     1,304,669
  Accrued interest receivable                         206,910        25,315
  Employee contribution to 401(k) plan (Note 1)        31,075       122,505
                                                  -----------   -----------

                           Total receivables        2,084,359     2,072,356
                                                  -----------   -----------

CASH (Note 2)                                       5,584,937     7,985,360
                                                  -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $61,204,215   $49,071,118
                                                  ===========   ===========


                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEARS ENDED DECEMBER 31, 1999

                               AND JANUARY 1, 1999

                                              December 31,   January 1,
                                                  1999          1999
                                              -----------   -----------

ADDITIONS:

    Contributions -
        Sparta, Inc. (Note 5)                 $ 4,387,479   $ 3,923,621
        Employees (Note 1)                      2,054,804     1,564,459
     Interest and dividend income               1,081,123     1,291,726
                                              -----------   -----------

                           Total additions      7,523,406     6,779,806
DEDUCTIONS:

     Benefits paid to participants              5,906,150     4,104,469
     Administration expenses                      143,718       121,948
                                              -----------   -----------

                           Total deductions     6,049,868     4,226,417
                                              -----------   -----------

NET REALIZED AND UNREALIZED APPRECIATION
  IN FAIR VALUE OF INVESTMENTS (Note 2)        10,659,559     7,438,988
                                              -----------   -----------

                 NET ADDITIONS                 12,133,097     9,992,377

NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                         49,071,118    39,078,741
                                              -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                              $61,204,215   $49,071,118
                                              ===========   ===========


                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEARS ENDED DECEMBER 31, 1999

                               AND JANUARY 1, 1999


(1) Description of the Plan -

         The profit sharing plan of Sparta, Inc., (the Plan) is a contributory defined contribution plan that covers substantially all employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employer contributions are allocated to participants based on compensation and years of service. The Plan provides for immediate eligibility and 100 percent vesting for all employees who complete more than 1,000 hours of service within the plan year. In addition, the Plan provides for separate, segregated accounts for substantially all participants. Each participant with a segregated account directs the investment activity of such segregated account. In addition, the participants may use the funds in their accounts to purchase shares of Sparta, Inc. stock.

         The amount of the annual contribution to the Plan is determined by the Board of Directors of Sparta, Inc., (the Company) at its discretion. The Company's contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

         Matching contributions may be made on behalf of certain employees of Sparta, Inc. at the discretion of the Board of Directors. These employees may elect to make pre-tax contributions to the Plan ("401(k) deferrals") under
Section 401(k) of the Internal Revenue Code.

         The Plan's investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. CNA Trust Corporation was named trustee of the Plan effective April 12, 1999.

(2) Significant Accounting Policies -

         (a)  Accounting Periods Presented -

                  The Plan operates on a 52/53 week fiscal year. In 1999 and 1998 the Plan's fiscal year ended on the Friday nearest to December 31. The periods presented in these financial statements are the fiscal years ended December 31, 1999 and January 1, 1999.

         (b)  Valuation of Investments -

                  Corporate stocks, mutual funds, government securities, and bonds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

                        SEE INDEPENDENT AUDITOR'S REPORT

                  Stock investments in the employer corporation are valued using a quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The value at December 31, 1999 was $11.99 per share based upon the quarterly adjusted formula calculation as of October 21, 1999.

                  An independent valuation firm determined that the stock valuation (using the quarterly adjusted formula) was a proper reflection of the fair market value at the valuation date of March 31, 1998. The stock value as determined by the independent valuation firm was $8.32 at May 7, 1998 and was consistent with the value as previously computed using the quarterly adjusted formula. An independent stock valuation was prepared subsequent to the plan year end and was also consistent with the prevailing value using the quarterly adjusted formula.

                  The fair value of the commodities were based on the average price traded on the market on the last business day of the plan year.

                  The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

                  Investments greater than or equal to 5% of plan assets are:

                               December 31, 1999          January 1, 1999
                            -----------------------   -----------------------
                            Principal                 Principal
                            Amount or                 Amount or
                            Number of     Fair        Number of      Fair
                            Shares        Value       Shares         Value
                            ---------   -----------   ---------   -----------

Sparta, Inc. Common Stock   2,824,179   $33,861,907   2,830,556   $25,899,587
Cash Management Trust
  of America                3,704,070   $ 3,704,070   6,837,824   $ 6,837,824

                  During the plan year, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $7,438,988 and $10,659,559 for the years ended January 1, 1999 and December 31, 1999, as follows:

                                                      December 31,     January 1,
                                                          1999           1999
                                                      ------------    -----------

          Sparta, Inc. Common Stock                   $  8,483,720    $ 6,172,746
          Corporate stock                                  866,695        802,268
          Mutual Funds                                   1,182,483        468,959
          Government Securities                                  0          4,772
          Limited Partnership Interests                     (3,967)        (9,697)
          Commodities                                            0            (60)
          Bonds                                                 73              0
          Other                                            130,555              0
                                                      ------------    -----------

                                                      $ 10,659,559    $ 7,438,988
                                                      ============    ===========


                        SEE INDEPENDENT AUDITOR'S REPORT

          The Plan places a substantial portion of its assets with American Funds that is cash management accounts for most investments of the Plan. Among them are the $3,704,070 of temporary cash investments consisting principally of money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation. The Plan administrator and Company management do not believe that the Plan is at risk and that no significant loss will occur.

         (c)  Plan Expenses -

                  The company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. Administrative fees are deducted from the account of each participant.

         (d)  Plan Termination -

                  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

         (e)  Participant Loans -

                  Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time. The Plan requires that loans be in compliance with Internal Revenue Code
         Section 72.

         (f)  Plan Benefits -

                  A participant becomes eligible to receive a retirement benefit payment equal to 100% of his or her vested account balance upon reaching normal retirement age. The Plan also provides for death, disability and termination benefits, as defined.

                  The method of payment shall be a lump-sum distribution of cash except to the extent that the participant elects to have his benefits distributed in kind.

         (g)  Estimates -

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3) Income Tax Status -

         The Internal Revenue Service has determined and informed the Company by letter dated January 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter.


                        SEE INDEPENDENT AUDITOR'S REPORT

(4) Related Party Transactions -

         The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 1999 and January 1, 1999, the Plan purchased 72,318 and 223,280 shares of the Company, respectively, at prices ranging from $11.99 to $7.69 per share. In addition, during the Plan years ended December 31, 1999 and January 1, 1999, the Plan sold 224,798 and 297,936 shares of the Company, respectively, at prices ranging from $11.99 to $7.69 per share.

(5) Employer Contributions -

         For the year ended December 31, 1999, total contributions made by the employer of $4,387,479 were comprised of 209,684 shares of the Company Stock valued at $2,243,612, with per share prices ranging from $11.99 to $9.71, and cash contributions of $2,143,867.

         For the year ended January 1, 1999, total contributions made by the employer of $3,923,621 were comprised of 247,511 shares of the Company Stock valued at $2,022,289 with per share prices ranging from $9.15 to $7.69 and cash contributions of $1,901,332.

(6) Basis of Accounting -

         The plan's financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

         Under the modified cash basis of accounting expenses are recorded when paid and investment gains and losses are computed under the "revalued method."

(7) Benefit Claims Payable -

         Net assets available for benefits at December 31, 1999 include $5,683,647 allocated to the accounts of participants who, as of or prior to that date, had terminated employment and either remained in the Plan as allowed under the Plan provisions or withdrew completely from participating in the earnings and operations of the Plan.

(8) Information Prepared and Certified by Trustee -

         CNA Trust Corporation, the Plan's trustee, has certified that the financial information for the year ended December 31, 1999 is complete and accurate pursuant to Department of Labor Regulation 29CFR 2520.103-5(c).


                        SEE INDEPENDENT AUDITOR'S REPORT

                        SPARTA, INC. PROFIT SHARING PLAN

                     TRANSACTIONS OR SERIES OF TRANSACTIONS

                         IN EXCESS OF 5% OF PLAN ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                        Principal
                        Amount or
                        Number of        Purchase       Selling           Cost            Gain
                         Shares            Price         Price          (Note 6)        (Note 6)
                        ---------       ----------     ----------      -----------      --------
SPARTA, INC. STOCK

          Purchases        72,318       $796,955

          Sales           224,798                      $2,414,191      $2,355,121       $59,070


                        SEE INDEPENDENT AUDITOR'S REPORT

                        SPARTA, INC. PROFIT SHARING PLAN

                       ASSETS HELD FOR INVESTMENT PURPOSES

                      FOR THE YEAR ENDED DECEMBER 31, 1999


DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

GOVERNMENT SECURITIES

CTR 15 MAY 0%                                 4,240.00               3,893.17
                                                                --------------
                                                                     3,893.17
                                                                ==============

LIMITED PARTNERSHIPS

Cedar Fair Depositary LP                        200.00               3,875.00
CNL Income V, Ltd                                 6.00               2,796.00
Ledcor Properties                             2,500.00               5,882.50
Ledcor Properties                            10,000.00              23,530.00
Ledcor Properties                             2,500.00               5,882.50
RIC 25, Ltd                                     118.00                   0.00
Windsor Park Properties 5                       150.00               1,357.50
                                                                --------------
                                                                    43,323.50
                                                                ==============

MUTUAL FUNDS

AARP Capital Growth FD                         557.429              40,441.47
AIM Adv Flex Fund                            7,388.606             129,891.69
Aim Charter Class A                          8,319.900             153,751.75
Aim Global Telecommunications                  144.000               5,103.36
Aim Telecommunications                         314.418              10,665.06
AIM Value Fund                                 773.159              37,753.35
Alger Capital Appreciation                   4,306.632              66,838.93
Alliance Premier Growth Fund                   168.981               6,167.81
Alliance Worldwide Privatization             2,101.000              31,325.91
Amer Mutual Funds Inc                        1,931.814              46,035.13
American Express Custodial                  14,332.060              14,332.06
Baron Asset Fund                             1,099.717              64,630.37
Berger 100 Fund                                725.046              13,435.10
Bond Fund Of America                        44,195.960             573,663.55
Brandywine Fund                              1,118.018              47,940.61
David Funds NY Venture                       2,627.576              74,334.13
Dreyfus Growth & Value                         512.645              18,829.45

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------
Dreyfus S&P 500 Index                       88,245.300           3,786,605.82
Europacific Growth Fund                     14,331.947             611,400.86
Federated Growth Tr Fund                       474.214              20,893.87
Fidelity Adv Equity Inc                        207.143               5,402.29
Fidelity Adv Growth Opp                        118.830               5,544.61
Fidelity Adv Overseas                          308.595               7,332.22
Fidelity Aggressive Growth                     170.830              10,186.59
Fidelity Capital & Income                    2,346.468              21,798.69
Fidelity ContraFund                            693.813              41,642.66
Fidelity Convertible Fund                    1,107.454              26,888.98
Fidelity Dividend Growth                     2,259.585              65,505.37
Fidelity Growth                                577.248              48,662.01
Fidelity Growth & Income                       938.406              44,255.23
Fidelity Low Priced Stock                      524.864              11,882.92
Fidelity Magellan Fund                         109.654              14,982.03
Fidelity Midcap Stock                          818.832              17,907.86
Fidelity New Millennium                        242.488              11,508.48
Fidelity Select Brokerage                      236.655              11,082.55
Fidelity Select Electronic                     159.348              14,162.85
Fidelity Select Financial                       89.022               8,414.36
Fidelity Select Reg Bank                       201.733               6,354.59
Fidelity Select Technology                     140.742              21,447.67
Fidelity Select Utilities Growth               353.744              23,382.48
Franklin AGE High Income                     8,161.400              20,485.11
Franklin Blue Chip Fund                      1,437.166              24,604.28
Franklin Dynatech Fund                       1,368.385              38,000.05
Franklin Universal Trust                       370.000               2,520.63
Franklin US Govt Secs                        2,607.035              17,023.94
Growth Fund of America                         261.279               7,613.67
Income Fund America                          1,441.720              22,692.67
Internet Fund                                  203.170              10,101.61
INVESCO Telecommunication                      902.461              46,594.06
INVESCO Total Return FD                     22,005.916             637,291.33
Investment Co. of America                   20,423.837             662,957.77
Janus 20 Fund                                  306.922              25,606.50
Janus Balanced Fund                          2,229.979              52,159.21
Janus Equity Income                            475.028              11,942.20
Janus Flexible Income                        6,726.987              62,897.33
Janus Fund                                   1,000.226              44,059.96
Janus Global Technology                      1,941.669              60,055.82
Janus Mercury Fund                             913.716              40,029.90
Janus Olympus Fund                             525.827              28,005.55
Janus Overseas Fund                          1,364.027              50,741.80

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

Janus Worldwide Fund                         4,593.498             351,081.06
John Hancock Regional Bank                       0.503                  19.78
Legg Mason Value Trust                       1,218.121              91,687.97
Loomis Sayles Bond                           1,881.484              21,674.70
Marsico Focus Fund                             345.028               8,090.91
Midas Fund                                   1,411.782               1,920.02
Mudnder Netnet Fund                            161.976              12,379.83
Mutual Beacon Fund                           1,518.362              20,968.58
Neuberger Berman Focus Fund                  1,024.384              40,053.41
Neuberger Berman Guardian                    1,615.655              29,889.62
New Economy Funds                              402.779              12,010.87
New Perspective Fund                         3,810.145             112,170.67
Oak Value Fund                                 781.890              19,953.83
Oppenheimer Global Growth                      439.479              12,797.63
Oppenheimer Growth                             242.484              11,736.23
Paine Webber Fund Growth FD                  2,177.605              70,053.55
Paine Webber Tactical Allocation               678.290              23,224.65
Phoenix Small Cap FD                           655.315              19,672.56
Phoenix Strategic Theme Fd                   1,060.632              21,361.13
Pilgrim Large Cap Growth                    28,333.096           1,143,240.40
Pilgrim Mid Cap Growth                      30,872.161             797,736.64
Putnam Growth & Income                         514.457               6,260.94
Putnam Growth Opportunities                    336.027              10,030.41
Putnam Health Sciences                         452.974              27,722.01
Putnam New Opportunity Fund                     99.671               9,066.07
Putnam Vista Fund                              489.655               8,549.38
PW Regl Finl Growth                            408.963              11,205.58
Robertson Stephen Emerging                     343.428              20,832.34
Seligman Communications & Info                 930.550              43,968.49
Smallcap Capital World                      25,050.685             980,483.82
Sogen Intl fund                                488.000              12,029.20
Sound Shore Fund                                 9.010                 265.52
Swiss Helvetia Fund                            430.000               5,939.38
T Rowe Price Blue Chip                         501.233              18,214.81
T Rowe Price Equity Inc Fund                   379.022               9,403.54
T Rowe Price Media & Tech                      332.097              13,280.56
T Rowe Price Mid Cap Growth                    503.060              20,187.80
T Rowe Price Science & Tech                    653.920              41,661.24
Templeton Foreign Fund I                     4,850.189              54,419.12
Templeton Global Bond                           50.560                 436.33
Templeton Growth Fund                        5,848.167             116,729.41
United Services World Gold                     755.954               6,191.26
Vanguard Asset Alloc                         4,435.709             105,569.87

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

Vanguard Balance Index Fund                  4,674.999              94,528.48
Vanguard European Stock                        487.347              14,050.21
Vanguard Growth Index                        1,197.970              47,235.96
Vanguard High Yield                          1,989.271              14,700.71
Vanguard Index 500 Fund                        999.216             135,223.90
Vanguard Lifestrategy                          495.176              10,601.72
Vanguard US growth FD                          408.387              17,777.09
Vanguard Value Index                         3,675.102              84,123.08
Vanguard Windsor Fund                        2,017.039              30,598.48
Vanguard Windsor II Fund                         1.142                  28.52
Washington Mutual Funds                     62,414.301           1,844,966.74
Weitz Value Portfolio                        2,526.005              83,560.25
White Oak Growth                               321.199              19,631.68
American Skandia Life Assur.                785,914.08             785,914.08
                                                                --------------
                                                                15,564,880.13
                                                                ==============

CORPORATE SECURITIES
--------------------

Action Performance Inc. Com                     100.00               1,150.00
Adobe Sys Inc Com                                50.00               3,362.50
ADR Asia Satellite                               50.00               1,750.00
Adtran Inc                                      941.00              48,402.69
Aflac Inc Com                                   300.00              14,156.25
AK Steel Holding Corp                            76.00               1,434.50
Alcatel Adr                                     163.00               7,335.00
Alza Corp                                       120.00               4,155.00
America Online Inc                              667.00              50,608.63
American Express                                 23.00               3,823.75
American Express Custodial                       92.50                  92.50
American Homestar Corp                          300.00               1,181.25
Amgen Inc                                       200.00              12,012.50
Apple Computer                                  650.00              66,828.13
Applied Materials                               500.00              63,343.75
Archer Daniels Midland                            5.00                  60.63
Associates First Capital                        400.00              10,975.00
At Home Corp                                     12.00                 514.50
AT&T Corp                                        90.00               4,573.13
Aventis Sponsored ADR                           158.00               8,986.25
Bally Total Fitness Hldg                        100.00               2,668.75
Barnesandnoble.com                               75.00               1,064.06
Berkshire Hathaway                               10.00              18,300.00
Best Buy                                        200.00              10,050.00

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

Boeing Company                                  800.00              33,150.00
Boombardier Inc.                                100.00               2,049.41
Borders Group                                   170.00               2,762.50
Bristol Myers                                   800.00              51,350.00
Campbell Soup                                    40.00               1,547.50
Canterbury Capital Custodial                292,677.00             292,677.00
Capital Automotive REIT                         100.00               1,218.75
Caterpillar Inc.                                100.00               4,706.25
CDW Computer                                    300.00              23,587.50
Cendant Corp                                    636.00              16,893.75
Checkfree Hldgs Corp.                           120.00              12,540.00
Chequemate Intl Inc.                          1,600.00               4,200.00
Chevron Corp                                     61.00               5,284.13
Ciber Inc.                                      170.00               4,675.00
Cisco Systems Inc                             2,742.00             293,736.75
Citigroup Inc                                   325.00              18,098.44
Citirix Sys Inc.                                200.00              24,600.00
Coca Cola Co                                    551.00              32,095.75
Comair Hldgs                                    400.00               9,350.00
Compaq Computer                               1,847.00              49,984.46
Computer Sciences Corp.                          34.00               3,217.25
Connectinc.com                                  836.00               3,370.13
Continental Amern Transn                      6,350.00                  99.22
Core Laboratories                                79.00               1,580.00
CVS Corp.                                       300.00              11,962.50
Cyberian Outpost                                440.00               4,372.51
Daimler-Chrysler                                348.00              27,144.00
Dell Computer Corp                              400.00              20,400.00
Delta Air Lines                                 200.00               9,962.50
Diamond Offshore Drilling                       300.00               9,168.75
Disney Walt Co                                2,199.00              64,320.75
Duke Power Co                                   300.00              15,037.50
Dundee Precious Metals                          750.00               4,276.80
Earthlink Network                                 8.00                 340.00
Eastman Chemical                                 25.00               1,192.19
Eastman Kodak Co.                               136.00               9,010.00
EMC Corp Mass                                   296.00              32,338.00
Emulex Corp                                     200.00              22,500.00
Equity Inv Fund Unit                         15,979.00              15,979.00
Ericsson LM Tele                                840.00              55,177.50
Express Scripts                                 250.00              16,000.00
Exxon Corp                                      100.00               8,056.25
FDX Corp.                                       100.00               4,093.75

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

Federal Home Ln Mtg                              82.00               3,859.13
Finisar Corp.                                    50.00               4,493.75
Fletcher Challenge Bldg                          21.00                 295.31
Fletcher Challenge Energy                        21.00                 540.75
Fletcher Challenge Ltd Forests                    1.00                   3.75
Fletcher Challenge Paper Div                     42.00                 283.50
Ford Motor Co                                   300.00              15,993.75
Fox Entertainment                                50.00               1,246.88
Funco Inc.                                      100.00               1,118.75
Gap Inc                                          36.00               1,656.00
Gateway 2000 Inc                                500.00              36,031.25
General Amer Inv Co                             978.00              36,369.38
General Electric Co                             400.00              61,900.00
Genesis Health Ventures                       6,000.00              12,375.00
Gillette Company                                 25.00               1,029.69
Grupo Televisa SA                               500.00              34,125.00
GTE Corp                                        400.00              28,225.00
Harrahs Entertainment                           220.00               5,816.25
Hartford Life Inc.                               50.00               2,200.00
Hewlett Packard Co                              340.00              38,675.00
Hitachi LTD                                     200.00              32,375.00
Home Depot Inc                                  575.00              39,531.25
ICOS Corp.                                      300.00               8,775.00
Immucor Inc                                     200.00               2,637.50
Intel Corp                                      639.00              52,597.69
Intergraph Corp                               1,000.00               4,687.50
Internation Business Machines                   280.00              30,205.00
Iomega Corp                                     349.00               1,177.88
Johnson & Johnson                                25.00               2,331.25
Koninklijke Philip Electrs                       92.00              12,420.00
Landrys Seafood Restaurant                      150.00               1,303.13
LSI Logic Group                                  52.00               3,510.00
Lucent Technologies                             500.00              37,500.00
Manhattan Scientifics                         2,000.00              10,000.00
Matrasell Corp                                9,000.00                   0.00
Mattel Inc                                      100.00               1,312.50
MCI Worldcom                                    395.00              20,959.69
Medical Assurn Inc                              336.00               7,119.00
Medtronic Inc                                 2,328.00              84,826.50
Mellon Finl Corp                                 80.00               2,725.00
Merck & Co                                    1,600.00             107,500.00
Meritor Automotive                               33.00                 639.38
Mesa Offshore Trust                           2,000.00                  62.50

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

Microsoft Inc                                 3,316.00             387,143.00
Minera Andes Inc                              4,000.00                 497.64
Minnesota Mng & Mfg                              65.00               6,361.88
Mohawk Ind Inc                                   50.00               1,318.75
Monsanto Co                                      30.00               1,063.13
Morgan JP & Co                                   45.00               5,698.13
Motorola Inc                                    500.00              73,625.00
MTI technology Corp                             200.00               7,375.00
Natural Health Trend Corp                     1,520.00               2,660.00
Nautica Enterprises Inc                         400.00               4,525.00
Netspeak Corp                                   200.00               4,250.00
Network Associates                            1,000.00              26,687.50
New Plan Realty Trust                           200.00               3,162.50
Nexar Technologies                              150.00                   2.93
Nokia Corp.                                      60.00              11,463.75
Nortel Networks                                 480.00              48,480.00
Ocular Sciences                                 700.00              13,212.50
Omega Protein                                   200.00                 625.00
Open Joint Stk ADR                               50.00               2,231.25
Oracle Corp                                     600.00              67,237.50
Orbital Sciences                                500.00               9,281.25
Orthalliance Cl A                               200.00               1,250.00
Outback Steakhouse Inc.                          50.00               1,296.88
Owens Corning                                   100.00               1,931.25
Paine Webber REIT                               132.00               1,610.40
Park Place Entertainment                        120.00               1,500.00
Pepsico Inc                                      28.00                 987.00
Pfizer Inc                                       99.00               3,211.31
Philip Dodge Corp                               105.00               7,074.38
Philip Morris Cos                               300.00               6,900.00
Polymedica Corp.                                 50.00               1,156.25
Polymet Mining Corp                          15,000.00              12,337.80
Procter & Gamble Co                             500.00              54,781.25
Providence & Worchester                         100.00                 800.00
Qualcomm Inc                                     26.00               4,579.25
Range Petroleum                               3,400.00               2,073.73
Raytheon Co.                                    100.00               2,481.25
Realty Income Corp.                             118.00               2,433.75
Red Hat Inc.                                     50.00              10,562.50
Reliant Energy Inc.                             122.00               2,790.75
Reliastar Finl Corp                             800.00              31,350.00
Remedytemp Inc.                                 100.00               1,900.00
Rite Aid Corp.                                1,005.00              11,180.63

                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS           CURRENT VALUE
-----------------------------------------------------------------------------

Royal Caribbean Cruises                         200.00               9,862.50
Royce Value                                   1,192.00              15,570.50
RSA Sec Inc.                                     55.00               4,262.50
Safeguard Scientifics Inc.                       60.00               9,780.00
Schlumberger Ltd                                300.00              16,837.50
Sci Systems                                     200.00              16,437.50
Scientific Atlanta                              400.00              22,350.00
Seagate Technology                              300.00              13,968.75
Site Technologies Inc                           200.00                  25.00
Skywest Inc.                                    200.00               5,600.00
Sony Corp                                       200.00              56,950.00
Sun Microsystems                              1,700.00             131,643.75
Swift Transportation                            675.00              11,896.88
Telefonos de Mexico                             500.00              56,250.00
Tellabs Inc                                     400.00              25,675.00
Texas Instrument                                390.00              37,683.75
Tommy Hilfiger Com                              100.00               2,337.50
Tower Automotive Inc.                         1,000.00              15,437.50
Tri Contl Corp.                               1,064.00              29,659.00
United Technologies                             150.00               9,750.00
Visionamerica Inc.                              800.00               2,400.00
Vodafone                                        700.00              34,650.00
Vtel Corp                                       414.00               1,358.44
Wal Mart Stores                                 125.00               8,640.63
Wells Fargo                                      20.00                 808.75
Wind River Sys                                  700.00              25,637.50
Winstar Comm                                    300.00              22,575.00
Yahoo Com                                        30.00              12,980.63
                                                                --------------
                                                                 3,753,487.14
                                                                ==============

OTHER ASSETS                                                       307,428.00
------------                                                    ==============


EMPLOYER STOCK
--------------

Sparta Inc.                               2,614,495.00          31,347,795.05
Sparta Inc. - '99 PSP Contrb                198,933.00           2,385,206.67
Sparta Inc. - '99 401k Contrb                10,751.00             128,904.49
                                                                --------------
                                                                33,861,906.21
                                                                ==============


                        SEE INDEPENDENT AUDITOR'S REPORT